SCHEDULE 13G

Amendment No. 6
OHM Corporation
Common Stock
Cusip #670839109
Filing Fee:    No
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Cusip #670839109

Item 1:   Reporting Person - Joseph R. Kirk - (SS####-##-####)
Item 2:   (b) X
Item 4:   U.S.A.
Item 5:   2,372,020
Item 6:   0
Item 7:   2,372,020
Item 8:   0
Item 9:   2,372,020
Item 10:  X
Item 11:  15.4%
Item 12   IN
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SCHEDULE 13G - TO BE INCLUDED IN STATEMENTS
FILED PURSUANT TO RULE 13d-1(b) or 13d-2(b)


Item 1(a) Name of Issuer:

               OHM Corporation

Item 1(b) Address of Issuer's Principal Executive Offices:

               16406 US Route 224 East
               Findlay, OH  45840

Item 2(a) Name of Person Filing:

               Joseph R. Kirk

Item 2(b) Address of Principal Business Office or, if none,
          Residence:

               16046 US Route 224 East
               Findlay, OH  45840

Item 2(c) Citizenship:

               U.S.A.

Item 2(d) Title of Class of Securities:

               Common Stock, $0.10 Par Value

Item 2(e) CUSIP Number:

               670839109

Item 3    Status of Person Filing:

               Not Applicable
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Item 4    Ownership:

          (a)  Amount Beneficially Owned:

                    2,372,020

          (b)  Percent of Class:

                    15.4%

          (c)  Number of Shares as to which such person has:

               (i) sole power to vote or to direct the vote

                   2,372,020

               (ii) shared power to vote or to